

September 20, 2012

<u>Via Facsimile</u>
Carman Parente
Chief Executive Officer
NT Mining Corporation
106 - 1641 Lonsdale Ave.
North Vancouver, BC Canada V7M2J5

> **Re:** **NT Mining Corporation**
> **Item 4.02 Form 8-K**
> **Filed September 19, 2012**
> **File No. 000-27715**

Dear Mr. Parente:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your conclusion that your previously issued financial statements for the interim period ended March 31, 2011 should no longer be relied upon. Please revise your filing to disclose the following items as required by Item 4.02 of Form 8-K:

    a. The date that you concluded the financial statements should no longer be relied upon.

    b. A brief description of the facts underlying the conclusion of the non-reliance.

    c. Whether your audit committee or board of directors discussed with your independent accountant regarding the matters disclosures in this Item 4.02 Form 8-K.

2. We note that you make reference to your amendment to the March 31, 2012 Form 10-Q filed September 19, 2012. Please revise to refer to the appropriate period of your amended report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant